

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Yue Ming
Chief Financial Officer
ATIF Holdings Ltd
25391 Commercentre Dr., Ste 200
Lake Forest, CA 92630

> **Re: ATIF Holdings Ltd**
> **Registration Statement on Form S-3**
> **Filed May 29, 2024**
> **File No. 333-279799**

Dear Yue Ming:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jenna Hough at 202-551-3063 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services